Exhibit 3.2
BYLAW AMENDMENT
           RESOLVED, that the Board hereby amends the Bylaws to change the location of the principal office of the Company from Albany, New York to New York, New York by deleting the words “City of Albany, County of Albany” in Section 6.01 of ARTICLE VI and replacing them with “City of New York, County of New York” such that Section 6.01 of ARTICLE VI will read as follows:
Offices. The principal office of the Corporation shall be in the City of New York, County of New York, State of New York. The Corporation may also have offices at other places, within and/or without the State of New York.